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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

02DIESEL CORPORATION
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)
671106 S100
(CUSIP Number)
CHRISTOPHER G. STANDLEE, ESQ.
1400 ELBRIDGE PAYNE, SUITE 212
CHESTERFIELD, MO 63017
(636) 728-0508
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
DECEMBER 16, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	671106 S100

1	NAMES OF REPORTING PERSONS: ABENGOA BIOENERGY R&D, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 36-4518466

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

MISSOURI

	7	SOLE VOTING POWER:

NUMBER OF		9,273,102*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,273,102*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,273,102*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

* Includes warrants to purchase 2,853,262 shares of common stock, which are exercisable on or after June 17, 2006 until June 17, 2011.

1.	Security and Issuer.
     This statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of O2Diesel Corporation, a Delaware corporation (“O2Diesel”). The address of O2Diesel’s principal executive office is 100 Commerce Drive, Suite 300, Newark, Delaware 19713.
2.	Identity and Background.
     This statement is being filed on behalf of Abengoa Bioenergy R&D, Inc., a Missouri corporation (“ABRD”). Abengoa, S.A., a company organized under the laws of Spain (“Abengoa”), beneficially owns, indirectly through one or more wholly owned subsidiaries, 100% of ABRD’s issued and outstanding capital stock. As of January 2006, Inversión Corporativa owned an approximate 56.04% interest in Abengoa. Inversión Corporativa is a private corporation, which we believe has 330 shareholders, none of whom ABRD believes has a controlling interest. Attached and incorporated herein by reference is Schedule A, which sets forth certain information concerning the directors and executive officers of ABRD and Abengoa.
     The address of ABRD’s principal office and business is Abengoa Bioenergy R&D, Inc., 1400 Elbridge Payne, Suite 100, Chesterfield, MO 63017. The address of Abengoa’s principal office is Abengoa, S.A., Avda. de La Buhaira, 2, 41018 Sevilla, Spain.
     ABRD is a direct subsidiary of Abengoa Bioenergy Corporation (“ABC”), and an indirect subsidiary of Abengoa Bioenergía, S.A. (“ABSA”). ABSA and its subsidiaries, including ABC and ABRD, compromise Abengoa’s bioethanol business unit. Abengoa is a manufacturing and technology company that provides solutions for sustainable development, the information and knowledge society and creation of infrastructure. It consists of four business units: Bioenergy, Environmental Services, Information Technology and Engineering and Industrial Construction.
     During the last five years, neither ABRD, nor, to the knowledge of ABRD, Abengoa or any of ABRD’s or Abengoa’s directors and executive officers has either (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
3.	Source and Amount of Funds or Other Consideration.
     ABRD expended €3,000,000 of its working capital to purchase the securities reported herein, which, based on an exchange rate as of December 16, 2005 of approximately U.S.$1.2 to €1.00, was equivalent to U.S.$3,600,000.
4.	Purpose of Transaction.
     The information set forth in Item 6 is hereby incorporated by reference into this Item 4.
     ABRD acquired the 6,419,840 shares of Common Stock (the “Purchased Stock”) and a warrant to purchase 2,853,262 shares of Common Stock (the “Warrant”) covered by this statement as a strategic investor, and the securities are being held for investment purposes. ABRD intends to review on a continuing basis its investment in the Common Stock and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Depending on market and other conditions, ABRD may continue to hold the Common Stock, acquire additional Common Stock, or dispose of all or a portion of the Common Stock it now owns or may hereafter acquire. Except as otherwise noted below, neither ABRD nor to the knowledge of ABRD, Abengoa, has plans that relate to or would result in:
     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving O2Diesel or any of its subsidiaries;
     (b) a sale or transfer of a material amount of assets of O2Diesel or any of its subsidiaries;

     (c) except as otherwise disclosed in Item 6 with respect to ABRD’s right to nominate a director of O2Diesel, any change in the present board of directors or management of O2Diesel, including plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;
     (d) any material change in the present capitalization or dividend policy of O2Diesel;
     (e) any other material change in O2Diesel’s business or corporate structure;
     (f) changes in O2Diesel’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of O2Diesel by any person;
     (g) causing a class of securities of O2Diesel to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (h) a class of equity securities of O2Diesel becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (i) any action similar to any of those enumerated above.
5.	Interest in Securities of the Issuer.
     (a)-(b) The response of ABRD with respect to rows 7, 8, 9, 10, 11, 12 and 13 of the cover page to this Schedule 13D are incorporated herein by reference.
     (c) Except for the transaction described herein, during the 60 days immediately preceding the date of this Schedule 13D, ABRD did not effect any other transactions in any securities of O2Diesel.
     (d) Not applicable.
     (e) Not applicable.
6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On October 28, 2005, ABRD and O2Diesel entered into a Common Stock and Warrant Purchase Agreement (the “Purchase Agreement”), pursuant to which on December 16, 2005, ABRD purchased the Purchased Stock and the Warrant in a private transaction that was exempt from the registration requirements of the 1933 Act. The Purchased Stock and the Warrant were purchased for an aggregate consideration of €3,000,000, or €0.467 per share, which, based on an exchange rate as of December 16, 2005 of U.S. $1.20 to €1.00, was equivalent to U.S. $3,600,000, or U.S. $0.56 per share.
     Under the terms of the Purchase Agreement O2Diesel agreed, among other things, that so long as that certain Commercial Agreement dated October 28, 2005, by and between ABRD and O2Diesel, is in effect, the Board of Directors of O2Diesel would use its best efforts to secure a seat on the Board of Directors for a candidate nominated by ABRD. O2Diesel further agreed under the Purchase Agreement to include the Purchased Shares in any registration statement filed on or after December 17, 2006 with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1933.
     The Warrant has an exercise price of (i) U.S.$0.85 per share for the period commencing on June 17, 2006 and continuing until June 17, 2009 and (ii) US $1.13 per share for the period commencing on July 17, 2009 and continuing until June 17, 2011. Under the terms of the Warrant, the Warrant vests and becomes exercisable on June 17, 2006 and terminates on June 17, 2011.
     On October 28, 2005, ABRD and O2Diesel also entered into a Commercial Agreement (the “Commercial Agreement”), pursuant to which (i) the parties agreed to cooperate to develop a market for O2Diesel’s proprietary oxygenating diesel fuel in Spain, Germany, France, Portugal, Belgium, Netherlands and such other countries in the European Union as the parties may from time to time agree in writing and (ii) ABRD was designated the sole supplier of ethanol to O2Diesel (provided that ABRD is able to supply such ethanol at a price that is comparable to locally available ethanol and meets certain standards).
     Other than the Purchase Agreement, the Warrant and the Commercial Agreement described herein, to the knowledge of ABRD, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of O2Diesel, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     The description of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are filed or incorporated by reference with this Schedule 13D and incorporated by reference into this response to Item 6.
7.	Material to be Filed as Exhibits.

Exhibit	Description
1	Common Stock and Warrant Purchase Agreement dated October 28, 2005, by and between Abengoa Bioenergy R&D, Inc. and O2Diesel Corporation.*

2	Warrant dated December 16, 2005, by O2Diesel Corporation.

3	Commercial Agreement dated October 28, 2005, by and between Abengoa Bioenergy R&D, Inc., O2Diesel Corporation and AAE Technologies International PLC.**
*	Incorporated by reference to Exhibit 10.1 of O2Diesel Corporation’s Current Report on Form 8-K dated November 2, 2005.

**	Incorporated by reference to Exhibit 10.2 of O2Diesel Corporation’s Current Report on Form 8-K dated November 2, 2005.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2006	ABENGOA BIOENERGY R&D, INC.
	By:	/s/ Christopher G. Standlee
		Name:	Christopher G. Standlee
		Title:	Vice President

SCHEDULE A
1. Directors and Executive Officers of Abengoa Bioenergy R&D, Inc. The name and present principal occupation or employment of each director and executive officer of ABRD and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is 1400 Elbridge Payne, Suite 100, Chesterfield, MO 63017. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with ABRD. All directors and executive officers listed below are citizens of Spain, except for Christopher G. Standlee, who is a citizen of the United States.

Present Principal
Name	Occupation or Employment
Javier Salgado Leirado	Director and President of ABRD; Chief Executive Officer of Abengoa Bioenergía, S.A. and Abengoa Bioenergy Corporation (bioenergy companies), subsidiaries of Abengoa

Salvador Martos Barrionuevo	Director of ABRD; Corporate Secretary General of Abengoa Bioenergía, S.A., a subsidiary of Abengoa

Christopher G. Standlee	Vice President and Secretary of ABRD; Executive Vice President and General Counsel of Abengoa Bioenergy Corporation, a subsidiary of Abengoa

2. Directors and Executive Officers of Abengoa, S.A. The name and present principal occupation or employment of each director and executive officer of Abengoa and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/o Abengoa, Avda. De la Buhaira, 2, 41018 Sevilla, Spain. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Abengoa. All directors and executive officers listed below are citizens of Spain.

Present Principal
Name	Occupation or Employment
Felipe Benjumea Llorente
Director (President of the Board) and Chief Executive Officer of Abengoa; Vice-Chairman of the Board of Directors of Inversion Corporativa IC, S.A. (holding company) and Director of the Foundation Focus-Abengoa

Javier Benjumea Llorente	Director (Vice President of the Board) and Chief Executive Officer of Abengoa; President of Inversion Corporativa IC, S.A. (holding company), and Director of the Foundation Focus-Abengoa

José Joaquín Abaurre Llorente	Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company)

José Luis Aya Abaurre	Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company)

José B. Terceiro Lomba	Director of Telvent; Director of Abengoa, Chairman of the Board of Advisors of Abengoa; Professor at the Complutense University (Madrid, Spain)

Ignacio de Polanco Moreno	Director of Abengoa; President of Tropical Hoteles (a hotel company) and Assistant to the Presidency of the Prisa Group (a media company)

Daniel Villalba Vila	Director of Abengoa; Professor, University of Madrid

Carlos Sebastián Gascón	Director of Abengoa; Professor, University of Madrid

Mercedes Gracia Díez	Director of Abengoa; Professor, University of Madrid

Miguel A. Jiménez —Velasco Mazarío
Secretary of the Board of Directors of Abengoa; Secretary of the Boards of Directors of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, Ingeniería y Construcción Industrial S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa; Secretary of the Foundation Focus-Abengoa; Secretary of Inversion Corporativa IC, S.A. (holding company)

José Luis Méndez López	Director of Abengoa as representative of Corporación Caixa Galicia, S.A.U.

Amando Sánchez Falcón	Chief Financial Officer of Abengoa

Javier Salgado Leirado	Chief Executive Officer of Abengoa Bioenergía, S.A. and Abengoa Bioenergy Corporation (a bioenergy company), a subsidiary of Abengoa

Present Principal
Name	Occupation or Employment
Manuel Sánchez Ortega
Director, Chairman and Chief Executive Officer of Telvent GIT, S.A.; Joint Director of Telvent Investments, S.L. and Telvent Corporation, S.L.; Chairman of GIRH (human resources outsourcing), an Abengoa subsidiary

Alfonso González Domínguez
Chief Executive Officer of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, Ingeniería y Construcción Industrial S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa

Javier Molina Montes	President of Abensur Servicios Urbanos, S.A. (engineering and construction services provider), a subsidiary of Abengoa; President of Befesa Medio Ambiente, S.A. (an industrial waste service provider)

Salvador Martos Hinojosa	President and Chief Executive Officer of ASA Investment (holding company), a subsidiary of Abengoa